LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

November 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HearUSA, Inc.

Form 10-K for Fiscal Year Ended December 30, 2006

Filed April 6, 2007

File No. 1-11655

Ladies and Gentlemen:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated October 25, 2007, with respect to the above referenced reports on Form 10-K. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Item 8. Financial Statements and Supplementary Data, page 36

Financial Statements, page 37

Notes Consolidated Financial Statements, page 44

Note 1. Description of the Company and Significant Accounting Policies, page 44

1.

We reviewed your response to the comment three from our comment letter dated September 27, 2007. Please tells us in detail how you apply EITF 02-16 to the Siemens preferred pricing agreements. In this regard, your response simply states that your accounting policy for recognizing the rebate credits is to record the rebate credits when earned in each quarter as a reduction of costs of products sold. In addition, please tell us the facts and circumstances that support your conclusion that the impact of your accounting policy on inventory, and thus income, is immaterial. Refer to SAB Topics 1:M and 1:N.

The Siemens pricing rebates received have been historically recorded based on the earning of such rebates by meeting the supply agreement compliance

Securities and Exchange Commission

November 13, 2007

levels, which are based on the sale of products by the Company on a quarterly basis. The rebate relates to product sold by the Company during the respective quarters, and is included in the cost of sales upon sale of the merchandise. The Company feels that the application of the rebate to the costs of product sold and not as a reduction of the cost of inventory is proper since the rebate is based on product that has been sold by the Company in each quarter.

Inventories, page 45

2.

We reviewed your response to comment five from our comment letter dated September 27, 2007. Please tell us how your policy of determining inventory costs solely on amounts directly charged by your manufactures complies with Statement 3 of Chapter 4 of ARB 43. Please specifically address your accounting for buying, freight, inspection and warehousing costs.

The Company’s inventory consists of finished product directly purchased from the manufacturers. The cost of the inventory corresponds to the amount directly charged by the manufacturers, which includes freight. The Company does not incur charges for buying or inspection costs. In addition, the Company’s inventory is primarily stored in a small room, with minimal warehousing costs. Inventory cost in 2006 relating to wages and warehousing costs were approximately $14,000 (.6% of our total inventory value).

Goodwill and Other Intangible Assets, page 45

3.

We reviewed your response to comment six from our comment letter dated September 27, 2007. When a third-party appraisal firm is used and you refer to the third-party in your filing you must name and file the written consent of the third-party to whom you refer. Alternatively, do not refer to the third-party. See Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933. Please clarify your prior response.

In future filings the Company will file the written consent of the third-party appraisal firm used in the evaluation of goodwill as an exhibit in accordance with Section 436(b) of Regulation C.

Item 9. Changes in Disagreements with Accountants on Accounting and Financial Disclosure, page 77

4.

We reviewed your response to comment ten from our comment letter dated September 27, 2007. You state that except as otherwise discussed in your financial statements there were no significant changes in your internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. In future filings please disclose any (emphasis added) change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Securities and Exchange Commission

November 13, 2007

The Company will disclose in future filings any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/djn

cc:	Gino Chouinard
Chief Financial Officer
HearUSA